p.s. 9/9/02

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
September 09, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

OJSC WBD Foods hereby reports a change in the composition of its Management Board. By a resolution of the Board of Directors dated August 30, 2002, the following persons were removed from the Management Board:

- Ardentova, Svetlana Valentinovna
- Nemirovsky, Aleksandr Isidorovich
- Nechaeva, Olga Igorevna
- Kozgunov, Konstantin Alekseevich
- Makarov, Dmitry Alekseevich
- Malaev, Sergei Vladimirovich
- Ufimkin, Dmitry Petrovich
- Filatov, Vladislav Stanislovich.

The following persons were added to the Management Board:

- Preobrazhensky, Vladimir Vladimirovich
- Tamurka, Dmitry Vitalievich
- Smirnov, Pavel Andreevich.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By: ______________________
Name: Vladimir V. Preobrajensky
Title: Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: September 09, 2002

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